DIRECT DIAL 917-239-5456 DIRECT FAX 917-777-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom LLP ONE MANHATTAN WEST New York 10001-8602 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 8, 2020

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Perry J. Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	HC2 Holdings, Inc.

Definitive Additional Materials on Schedule 14A

Filed on April 6, 2020 by HC2 Holdings, Inc.

File No. 1-35210

Dear Mr. Hindin:

We are writing on behalf of our client, HC2 Holdings, Inc., a Delaware corporation (“HC2” or the “Company”), in response to the letter from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated April 6, 2020 (the “Comment Letter”), relating to the above-referenced definitive additional materials on Schedule 14A (the “April 6 Filing”).

Set forth below are HC2’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is reprinted in bold and is followed by HC2’s response.

Perry J. Hindin

April 8, 2020

Letter to Stockholders

1.	Disclosure indicates that “Percy Rockdale is attempting to take control of your company without paying you an appropriate control premium” and that “…Percy Rockdale has chosen to pursue [a]…consent solicitation…as a means to take full control of the Company without providing you an appropriate control premium.” The reference to a control premium suggests that Percy Rockdale is attempting to acquire share capital as opposed to exercising stockholder rights to seek written consents to remove the existing board and elect a new slate of directors. We are unaware of any legal requirement that obligates a non-management party to pay a control premium, or any proxy or consent solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies or written consents paid a control premium or made another payment to security holders, in exchange for a vote or consent in favor of its candidates. Please refrain from creating the impression that a payment is legally or otherwise required in light of the Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made not false or misleading.

Response: The Company acknowledges the Staff’s comment. With respect to the reference to a control premium, the Company respectfully advises the Staff that it does not believe that the referenced statement is false or misleading within the meaning of Rule 14a-9. In the April 6 Filing, the Company is asserting its belief that Percy Rockdale, who handpicked six nominees to replace the entire board of directors of HC2, is seeking to take effective control of the Company, and informing the Company’s stockholders of the fact that Percy Rockdale is not paying a control premium. The Company believes that it is material and important information for stockholders to know that the parties seeking to effectuate a change in control of the Board are not offering to pay stockholders a premium for their shares.

Further, in response to the Staff’s comment, the Company respectfully advises the Staff that it will, in future filings, refrain from creating the impression that a payment of a control premium is legally or otherwise required in light of the Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made.

In addition, the Company respectfully advises the Staff of its belief that Percy Rockdale is in clear violation of the filing requirements promulgated under Section 13(d) of the Exchange Act. On March 13, 2020, Percy Rockdale filed the Percy Rockdale Preliminary Consent Statement with the Commission, soliciting written consents from the stockholders of the Company (i) to remove, without cause, all of the current directors of the Company, (ii) elect six (6) nominees selected by Percy Rockdale to the Company’s board of directors to fill the resulting vacancies and (iii) to repeal certain changes to the Fourth Amended and Restated By-Laws of the Company related to Percy Rockdale’s campaign (the “Consent Solicitation”). The Consent Solicitation was not disclosed in Percy Rockdale’s Schedule 13D until April 6, 2020, when Percy Rockdale filed Amendment No. 2 to the Schedule 13D with the Commission.

Perry J. Hindin

April 8, 2020

Pursuant to Section 13(d) of the Exchange Act, Percy Rockdale was required to promptly file an amendment with the Commission disclosing this material change in the facts set forth in the Percy Rockdale Schedule 13D. However, an amendment to the Percy Rockdale Schedule 13D was filed with respect to the Consent Solicitation twenty-four (24) days after the commencement of the Consent Solicitation, which we believe constitutes a blatant and egregious violation of the rules promulgated under Section 13(d) of the Exchange Act.

In connection with the Company’s response to the comment in the Comment Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (917) 239-5456.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosure

cc:	Joseph A. Ferraro

Chief Legal Officer and Corporate Secretary

HC2 Holdings, Inc.

Todd E. Freed

Skadden, Arps, Slate, Meagher & Flom LLP